UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission File Number: 000-18592

Full title of the plan and name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

Merit Medical Systems, Inc.

1600 West Merit Parkway

South Jordan, UT 84095

Merit Medical Systems, Inc.

401(k) Profit Sharing Plan

Financial Statements as of December 31, 2006 and 2005 and for the Year Ended December 31, 2006, Supplemental Schedule as of December 31, 2006 and Report of Independent Registered Public Accounting Firm

Merit Medical Systems, Inc.

401(k) Profit Sharing Plan

Financial Statements as of December 31, 2006 and 2005 and for the Year Ended December 31, 2006, Supplemental Schedule as of December 31, 2006 and Report of Independent Registered Public Accounting Firm

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of
Merit Medical Systems, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Merit Medical Systems, Inc. 401(k) Profit Sharing Plan (the ”Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Salt Lake City, Utah
June 25, 2007

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005

ASSETS:
Cash	$140,227

Investments (Note 3)	34,596,073	27,528,071

Receivables:
Employer contribution	55,777	26,491
Participant contributions	121,646	20,896
Total receivables	177,423	47,387

TOTAL ASSETS	$34,913,723	$27,575,458

LIABILITIES:
Accounts Payable	99,677	16,832
Total liabilities	99,677	16,832

NET ASSETS AVAILABLE FOR BENEFITS	$34,814,046	$27,558,626

See notes to financial statements.

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006

CONTRIBUTIONS:
Participant contributions	$2,844,723
Employer contributions	872,370
Rollover contributions	447,781

Total contributions	4,164,874

INVESTMENT INCOME:
Net appreciation in fair value of investments	5,241,146
Interest and dividends	128,834

Total investment income	5,369,980

DEDUCTIONS:
Benefits paid to participants	(2,241,160)
Administrative expenses	(38,274)

Total deductions	(2,279,434)

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	7,255,420

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	27,558,626

End of year	$34,814,046

See notes to financial statements.

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2006 AND 2005, AND FOR THE
YEAR ENDED DECEMBER 31, 2006

1.                          DESCRIPTION OF THE PLAN

The following description of the Merit Medical Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of Merit Medical Systems, Inc. (the “Company”). The Plan is administered by a trustee who has been appointed by the board of directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Each year, participants may contribute up to 100% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Company contributes 75% of the first 2%, and 25% of the next 3% of base compensation that a participant contributes to the Plan.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and the Company’s matching contribution and charged with withdrawals and an allocation of Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant vests 20% a year of credited service and is 100% vested after five years of credited service.

Participant Loans—Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits—On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts—At December 31, 2006 and 2005, forfeited nonvested accounts totaled $64,488 and $22,364, respectively. These accounts may be used to reduce future employer contributions. During the year ended December 31, 2006 and 2005, forfeited nonvested accounts totaling $26,474 and $20,425, respectively, were used to reduce employer contributions.

Administrative Expenses—Administrative expenses of the Plan are paid by the employer as provided in the Plan document.

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Benefit-Responsive Investment Contracts— As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The Plan invests in investment contracts through a collective trust in the Gartmore Morley Stable Value Fund (“GMSV”). As required by the FSP, the statement of net assets available for benefits presents the fair value of the investments in the collective trust. The Plan’s management has recorded the investment contract at fair value as it approximates contract value. The weighted average yield of the underlying investments in the GMSV Fund for the year ended December 31, 2006 is 5.3%.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the asset value of shares held by the Plan at year end. The Plan’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.   Participant loans are valued at the outstanding loan balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid  at December 31, 2006 and 2005.

3.                          INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits are as follows as of December 31, 2006 and 2005

	2006	2005

Merit Medical Systems, Inc. common stock, 830,759 and 830,676 shares, respectively	$13,159,223	$10,084,407
PIMCO Total Return; Administrative Class Shares 203,196 and 169,243 shares, respectively	2,109,179	1,777,893
MainStay ICAP Select Equity; Class 1 Shares 45,582 and 0 shares, respectively	1,897,115	—
Wells Fargo C&B Mid Cap Value; Class D Shares 0 and 76,395 shares, respectively	—	1,518,729

During the year ended December 31, 2006, the Plan’s common stock and mutual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Ameristock Mutual Fund	$37,263
Artisan International; Investor Shares	73,398
Calamos Growth Fund; Class A Shares	12,307
Gartmore Morley Stable Value	19,964
MainStay ICAP Select Equity; Class 1 Shares	158,049
Marsico Focus Fund	118,565
Merit Medical System, Inc. Common Stock	3,264,545
Nations Marsico Focus Equities Fund; Investor A Shares	70,599
Nueberger Berman: Lehman Brothers High Income Bond; Investor Shares	43,424
Oakmark Fund; Class 1 Shares	216,372
Oakmark International Fund; Class 1 Shares	310,415
PIMCO Emerging Markets Bond Fund; Administrative Class Shares	47,077
PIMCO Real Return Fund; Administrative Class Shares	1,676
PIMCO Total Return; Administrative Class Shares	69,670
RS Global Natural Resources	48,291
Spartan US Equity Index Fund	69,691
Turner Mid Cap Growth; Class 1 Shares	20,456
Wasatch Small Cap Growth Fund	75,723
Wasatch Small Cap Value Fund	157,252
Wells Fargo C&B Mid Cap Value; Class D Shares	334,771
William Blair International Growth Fund; Class N Shares	91,638

Net appreciation of investments	$5,241,146

4.                          RELATED PARTY TRANSACTIONS

At December 31, 2006 and 2005, the Plan held 830,759 and 830,676 shares, respectively, of the Company’s common stock, with a fair value of $13,159,223 and $10,084,407, respectively.

5.                          PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.                          FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 10, 2002 that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

* * * * * *

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

		Description of Investment, Including
Identity of Issue, Borrower,		Maturity Date, Rate of Interest,		Fair
Lessor or Similar Party		Collateral, Par or Maturity Value	Cost	Value
	Artisan International; Investor Shares	Registered Investment Company	**	$438,857
	Calamos Growth Fund; Class A Shares	Registered Investment Company	**	354,883
	Fidelity Cash Reserves	Registered Investment Company	**	54,857
	Fidelity Spartan Money Market Fund	Registered Investment Company	**	1,339,053
	Gartmore Morley Stable Value	Common Collective Fund (22,552 units)	***	413,719
	MainStay ICAP Select Equity; Class 1 Shares	Registered Investment Company	**	1,897,115
	Marsico Focus Fund	Registered Investment Company	**	1,600,102
*	Merit Medical Systems, Inc. Common Stock	Common Stock (830,759 shares)	**	13,159,223
	Nations Marsico Focused Equities Fund; Investor A Shares	Registered Investment Company	**	857,730
	Neuberger Berman: Lehman Brothers High Income Bond Fund; Investor Shares	Registered Investment Company	**	626,990
	Oakmark Fund; Class l Shares	Registered Investment Company	**	1,552,045
	Oakmark International Fund; Class 1 Shares	Registered Investment Company	**	1,621,572
	PIMCO Emerging Markets Bond Fund; Administration Class Shares	Registered Investment Company	**	635,546
	PIMCO Real Return; Administrative Class Shares	Registered Investment Company	**	1,000,432
	PIMCO Total Return; Administrative Class Shares	Registered Investment Company	**	2,109,179
	RS Global Natural Resources	Registered Investment Company	**	602,911
	Spartan US Equity Index Fund	Registered Investment Company	**	578,827
	Turner Mid Cap Growth; Class 1 Shares	Registered Investment Company	**	375,651
	Wasatch Small Cap Growth Fund	Registered Investment Company	**	962,482
	Wasatch Small Cap Value Fund	Registered Investment Company	**	1,091,638
	Wells Fargo C&B Mid Cap Value; Class D Shares	Registered Investment Company	**	1,306,035
	William Blair International Growth Fund; Class N Shares	Registered Investment Company	**	638,084
*	Participant Loans	Participant loans (maturing 2007 to 2016 at interest rates of 5% to 10.5%)		1,379,142

	TOTAL			$34,596,073

*	Party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.
***	Represents a fully benefit-responsive investment contract.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Merit Medical Systems, Inc
401 (k) Retirement Savings Plan

Date: June 29, 2007	/s/ Kent W. Stanger

Kent W. Stanger
Member, 401 (k) Plan Administration and
Investment Committee